Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

April 24, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northwestern Mutual Series Fund, Inc. ("Registrant")

Registration No.'s 2-89971; 811-3990

EDGAR CIK No. 0000742212

Ladies and Gentlemen:

On February 14, 2020, the Registrant filed with the Securities and Exchange Commission ("SEC") Post-Effective Amendment No. 77 to the Registrant's registration statement on Form N-1A (the "Registration Statement") under Rule 485(a)(1) of the Securities Act of 1933, as amended (the "Securities Act"), which filing was also submitted as Post-Effective Amendment No. 78 to the Registrant's Registration Statement under the Investment Company Act of 1940, as amended (the "1940 Act"). The Registration Statement includes the offering documents for the Registrant's currently effective 27 series (each, a "Portfolio" and together, the "Portfolios").

The primary purpose of this filing is to respond to oral comments received on March 26, 2020 from Ms. Yoon Y. Choo of the SEC staff (the "Staff") on Post-Effective Amendment No. 77/78.

The following paragraphs provide the Registrant's response to comments received. Each comment has been repeated below in the order received, and the Registrant's response follows.

1)Comment: The Staff notes that a fee waiver must be in effect for at least one year from the effective date of the Registration Statement in order to be reflected in the Fees and Expenses table. Please update any footnote accompanying the Fees and Expenses tables for each of the Portfolios that contains fee waiver information and confirm that any such fee waiver shall be in place for no less than one year. This comment relates to all Portfolios, as appropriate.

Response: Information regarding fee waivers shown in the Portfolios' respective Fees and Expenses tables will reflect fee waiver agreements that are in effect on May 1, 2020 (the effective date of the Registration Statement) and that will remain in effect through at least April 30, 2021. Accordingly, the Registrant confirms that each fee waiver agreement referenced in the Portfolios' respective Fees and Expenses tables shall be in place for no less than one year.

2)Comment: With respect to the Example which accompanies the Expense table for each of the Portfolios, the Staff has requested that the second sentence be revised (as reflected by underline) to provide as follows: "The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem or hold all of your shares at the end of those periods."

Response: The Registrant has revised the sentence accordingly for each of the Portfolios.

3)Comment: With respect to any of the Portfolios where the Registrant has identified a Sector Concentration Risk as a Principal Risk, and the investments of the Portfolio in question in a particular sector are deemed significant by Registrant, please identify the sector within the Principal Investment Strategies section, and describe the specific risks associated with significant investment in that sector within the Sector Concentration Risk item. Staff advises this comment applies across all Portfolios.

Response: The Registrant confirms supplementally that it is not a principal investment strategy or other investment policy for any of the Portfolios to invest in a particular sector or sectors. However, the Registrant has determined that the investment selection process employed by certain Portfolios could at times result in the Portfolio having a relatively high percentage of its assets in a particular sector or sectors. A Portfolio may become heavily-weighted in a sector or sectors from time to time as a result of where investment opportunities exist. In addition, a Portfolio that structures its sector weights around the Portfolio's primary benchmark index may have a high percentage of its assets in the sector or sectors that are heavily-weighted within the benchmark at any given time. In order to avoid potential confusion with respect to the use of the term "concentration," Registrant has determined to change the titling of the "Sector Concentration Risk" appearing in the summaries, and discussed in the statutory prospectus, to "Sector Focus Risk."

Registrant has provided additional detailed information with respect to Sector Focus in the statutory prospectus, including disclosure addressing the risks associated with significant investment in the following sectors: information technology, financials, healthcare and industrials. These specific sectors represent the sectors that may, from time to time, exhibit a significant level of investment in the Portfolios, based upon benchmark index sector weightings or a sub-adviser's current assessment of investment opportunities. In addition, the Registrant notes that information on sector allocation and holdings is disclosed in its annual and semi-annual reports to shareholders as of the end of the periods covered by those reports.

4)Comment: Staff notes that significant market events have occurred recently related to the COVID-19 coronavirus. Staff requests Registrant to consider whether, based upon how the coronavirus is affecting both debt and equity markets, the Principal Risk disclosures for each of the Portfolios is adequate. If Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response: Registrant concurs that COVID-19 has had a significant impact on global economies and the financial and securities markets. Registrant has set forth modified and enhanced disclosure addressing the COVID-19 pandemic in its statutory prospectus in a Rule 497 Supplemental Filing made on March 27, 2020. This supplemental filing includes disclosure addressing the coronavirus, its impact on economies and markets, governmental fiscal and monetary policy responses, and the risks related to the foregoing that may be posed to the Fund and its Portfolios. Registrant has also modified the "Market Risk" disclosure, which appears as a principal risk in the summary section for all of the Portfolios, to read as follows:

"Market Risk – The risk that the market price of securities owned by the Portfolio may go up or down, sometimes rapidly or unpredictably. The value of a security may decline due to changes in general market conditions, economic trends or events that are not specifically related to the issuer of the security, or factors that affect a particular issuer or issuers, exchange, country, group of countries, region, market, industry, group of industries, sector or asset class. Global economies and financial markets are increasingly interconnected, which magnifies the potential that conditions in one country or region might adversely impact issuers in, or foreign exchange rates with, a different country or region. Geopolitical and other events, including war, terrorism, economic uncertainty, trade disputes, public health crises (such as epidemics and pandemics), and related events have led, and in the future may lead, to increased market volatility, which may disrupt US and world economies and markets and may have significant adverse direct or indirect effects on the Portfolio and its investments. Such events include the recent pandemic spread of the novel coronavirus known as COVID-19, the duration and full effects of which are still uncertain."

5)Comment: Staff notes that Registrant presently sets forth the Principal Risks for each of the Portfolios in alphabetized order. Staff requests that Registrant revise the ordering of

Principal Risks to prioritize those most likely to affect the particular Portfolio's net assets, yield and total return, in accordance with SEC Staff Guidance set forth in ADI 2019-08.

Response: The Registrant recognizes the SEC's Guidance as set forth in ADI 2019-08, but respectfully declines to change the order in which it discloses its Principal Risks for the Portfolios at this time. Registrant believes that the sections of the Fund's prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be aware of that fact and thus would not make any wrongful assumptions regarding the importance of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some risks over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the Fund's

Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus, inaccurate. Finally, absent some clear standard in Form N-1A as to how to determine the importance of various principal risks, we are concerned that performing this exercise could lead to wide discrepancies across Portfolios based on the perspective of the multiple sub-advisory firms, and among various similar funds throughout the industry, which could ultimately lead to investor confusion when comparing funds, evaluating risks, and attempting to make an investment decision.

6)Comment: The Staff notes that the Portfolio Management section of the Summary Prospectuses should contain information sufficient to determine the length of service of any named portfolio manager, consistent with the requirements of Item 5 (b) of Form N- 1A. Staff indicates that information regarding initial dates of service of a portfolio manager should include the year and month that the manager's service commenced.

Response: Registrant has reviewed the Form N-1A requirements set forth in Item 5(b) related to portfolio manager information and believes it is currently complying with the explicit requirements as set forth in that Item. As a matter of practice, the Registrant will specify the initial service commencement month for a new portfolio manager when the manager has served less than one year. Once the manager has served for at least a year in the capacity of portfolio manager, Registrant then reverts to identifying the year in which the manager's service commenced. We believe this approach is consistent with industry practice and in compliance with the requirements of the Form N-1A.

7)Comment: With respect to the Index 400, Index 500 and Index 600 Stock Portfolios, the Staff requests an explanation of what is meant by the term "cash equitization" as utilized in the Principal Investment Strategies section for each of the Index Portfolios.

Response: Registrant has modified the disclosure in the Principal Investment Strategies section for each of the Index Portfolios in response to the Staff's request. Registrant has added the following disclosure:

"Cash equitization as employed by the Portfolio is a strategy pursuant to which the Portfolio will acquire certain derivative instruments, such as equity index futures, whereby the futures will be utilized to replicate index returns and enable the Portfolio to be fully invested, while still maintaining cash balances as needed by the Portfolio. This strategy works to limit the extent to which uninvested cash will lead to return dispersion from the targeted index."

8)Comment: Staff has made the following comments with respect to the Index Portfolios:

(a)Comment: Each of the Index Portfolios has identified an "Index Concentration Risk" in the Principal Risk section of the summaries. A portion of the disclosure related to "Index Concentration Risk" provides: "Since the Portfolio implements a full replication strategy with respect to the index which it tracks, to the extent the index may be concentrated in the securities of issuers in a particular market, industry, group of industries, sector or asset class, the Portfolio may be similarly concentrated." Please add the foregoing language to the Principal Investment Strategies section in the summary prospectuses for the Index Portfolios, as applicable.

Response: Registrant has determined to remove the "Index Concentration Risk" as a separately stated risk for the Index Portfolios. Registrant has modified the existing "Indexing Strategy Risk" that is included as a principal risk for each of the Index Portfolios so that it reads as follows:

"Indexing Strategy Risk – A Portfolio may not perform as well as the index it attempts to match due to the Portfolio's expenses, changes in securities markets, changes in the composition of the underlying index and the timing of purchases and redemptions of Portfolio shares. A Portfolio using a passive management strategy is not "actively" managed, and therefore does not engage in shifting portfolio assets to take advantage of market opportunity, and does not attempt to manage market volatility, use defensive strategies or reduce the effects of any long-term periods of poor stock performance. In addition, changes in the value of a derivative used to replicate an index may not correlate as intended with the underlying index. Since the Portfolio implements a full replication strategy with respect to the index which it tracks, to the extent the index has a significant allocation to an industry or group of industries, a particular sector, or to a single issuer or small number of issuers, the Portfolio will exhibit a significant investment level in that industry, group of industries, sector, issuer or small number of issuers. Portfolio performance may be adversely affected by a significant investment in an industry, group of industries, sector, issuer or small number of issuers, and may be more susceptible to adverse economic, market, political or regulatory developments affecting the industry, group of industries sector or issuer(s) subject to a significant level of investment."

Registrant has made conforming changes (reflecting the modifications outlined above) with respect to the disclosures in the statutory prospectus related to "Indexed Investing" in the section titled, "More About Principal Investment Strategies and Risks."

Registrant confirms that it is not a principal investment strategy or other investment policy for any of the Index Portfolios to invest in a particular industry, group of industries, sector or issuer or small group of issuers. As described in the principal investment strategies section for each of the Index Portfolios, the Portfolios apply a "passive management" approach with the intent of fully replicating the holdings of its target index. While a significant level of investment in a particular industry or group of industries, a particular sector, or an issuer or small number of issuers may occur as a result of replicating the holdings of the index, such result is the by-product of the index replication and not the result of an affirmative investment strategy. Based upon this, Registrant declines to specifically incorporate a reference to the potential for a significant investment level in an industry, group of industries, sector, issuer or small group of issuers in the description of the principal investment strategies for the Index Portfolios.

(b)Comment: Where there exists a concentration in an industry or group of industries for an Index Portfolio, add disclosure language to the Principal Investment Strategies section, and the "Index Concentration Risk" in the Principal Risks section, providing that greater than 25% of the Portfolio's assets are invested in a single industry or group of industries. In addition, where such a concentration occurs for an Index Portfolio, identify the particular industry or group of industries in which the concentration exists, and separately describe the related risks associated with that industry concentration.

Response: Registrant has modified the disclosures related to the "Indexing Strategy

Risk," as set forth in the Response to Comment 8 a) above. The Registrant confirms supplementally that it is not a principal investment strategy or other investment policy of the Index Portfolios to invest in a particular industry or group of industries. Additionally, Registrant has reviewed the current composition of the Index Portfolios and has confirmed that no concentration in an industry or group of industries currently exists in any of the Index Portfolios.

(c)Comment: Modify the initial sentence of the "Index Concentration Risk" so that it reads as follows (requested change language underlined): "Since the Portfolio implements a full replication strategy with respect to the index which it tracks, to the extent the index may be concentrated in the securities of issuers in a particular market, industry, group of industries, sector or asset class, the Portfolio will be similarly concentrated."

Response: As described above, Registrant has removed the "Index Concentration Risk" as a separately stated risk for the Index Portfolios and modified the "Indexing Strategy Risk." As amended, the "Indexing Strategy Risk" discloses that the Index Portfolios may have a significant investment level in an industry, group of industries, sector, issuer or small number of issuers as a result of the investment approach employed for the Portfolios, which seeks full replication of the holdings of the Portfolio's target index. Registrant has made the change requested by SEC staff to the comparable language as incorporated into the "Indexing Strategy Risk," as reflected in the response to Comment 8 a) above.

(d)Comment: Please add parallel disclosures, as necessary or appropriate, in response to the foregoing comments regarding the Index Portfolios, to the statutory prospectus.

Response: In response to the foregoing comments regarding the Index Portfolios,

Registrant has made conforming changes to the disclosures regarding "Indexed Investing" as set forth in the statutory prospectus in the section titled, "More About Principal Investment Strategies and Risks."

9)Comment: With respect to the International Growth Portfolio, it is noted in the Principal

Investment Strategies section that the Portfolio will invest in "American Depositary Receipts (ADRs) and other depositary receipts"." The Principal Risk section for the Portfolio includes a separate risk discussing "ADR Risk." Please include a discussion of the principal risks involved in the investment in "other depositary receipts" in the Portfolio summary or, if such risks are similar to those risks presented in investing in ADRs, please disclose this in the ADR risk factor in the Portfolio summary.

Response: Registrant supplementally confirms that the risks presented in investments in "other" types of depositary receipts are substantially similar to the risks involved in investing in ADRs, and has added an affirmative representation to that effect in the "ADR Risk" factor.

10)Comment: With respect to the International Growth Portfolio, the Portfolio summary currently identifies a "Geographic Concentration Risk" as a Principal Risk. If the Portfolio currently invests a significant percentage of its assets in a particular country or countries or a geographic region, please identify this in the Principal Investment Strategies section and add appropriate disclosure to the summary regarding the risks associated with investment in that country (or countries) and/or geographic region.

Response: Registrant advises that it is not a principal investment strategy of the International Growth Portfolio, or any of the other International Portfolios, to invest in a particular country, small number of countries, or a particular geographic region. Registrant believes that the current disclosures for the International Portfolios (International Growth, Research International Core, International Equity, and Emerging Markets Equity) in the "Principal Investment Strategies" and "Principal Risks" sections of the summaries for the respective Portfolios, appropriately disclose the principal investment strategies and principal risks for the International Portfolios. The level of investment in a specific country, group of countries, or geographic region is a result of the then current investment opportunities identified by the particular Portfolio's sub-adviser. The investment selection process employed by the sub-advisers could at times result in a Portfolio having a relatively high percentage of its assets in a particular country, group of countries or geographic region, but this will vary from time to time as a result of where investment opportunities exist. In addition, Registrant notes that the Principal Risks section of the summaries for each of the International Portfolios includes disclosures regarding: "Emerging Markets Risk," "Foreign Investing Risk" and "Geographic Concentration Risk" as principal risks. Registrant has determined to change the titling of the "Geographic Concentration Risk" to "Geographic Focus Risk" in order to avoid any possible confusion regarding the reference to "concentration."

11)Comment: With respect to the Research International Core Portfolio, Staff notes that the

Principal Investment Strategies section provides that the Portfolio "may invest a significant percentage of its assets in issuers in a single industry, sector, country, or a particular geographic region." Staff requests that if the Portfolio does have a significant percentage of its assets in a single industry, sector, country or particular geographic region, the

Registrant identify such investment in the Principal Investment Strategies section and add appropriate risk disclosure to the summary related to the nature of the investment.

Response: Registrant advises that it is not a principal investment strategy of the Research International Core Portfolio to invest in a particular industry, sector, country or a particular geographic region. The level of investment in a specific industry, sector, country, or geographic region is a result of the sub-adviser's investment approach that emphasizes individual stock selection, and the then current investment opportunities identified by the Portfolio's sub-adviser. The investment selection process employed by the sub-adviser could at times result in the Portfolio having a relatively high percentage of its assets in a particular industry, sector, country or geographic region, but this will vary from time to time as a result of where investment opportunities exist. Whether or not the Portfolio has a significant level of investment in a sector will also depend upon the weighting of such sector in the Portfolio's benchmark index (given the approach utilized in the Portfolio's investment strategy to align with the sector weightings of the index).

12)Comment: With respect to the Research International Core Portfolio, Staff notes that the Principal Investment Strategies section provides that the adviser "generally manages the

Portfolio to be sector neutral to the MSCI EAFE (Europe-Australasia-Far East) Index."

Please explain what "sector neutral" means in this context or rephrase the statement.

Response: Registrant has revised the disclosure to provide, in relevant part, as follows: "the adviser generally manages the Portfolio to align with the MSCI EAFE (Europe- Australasia-Far East) Index (the "Index") with respect to sector weightings."

13)Comment: With respect to the Research International Core Portfolio, Staff requests that the following sentence, set forth in the Principal Investment Strategies section, be modified: "The Portfolio does not, as a matter of policy, seek to concentrate in any particular industry." Staff requests the deletion of the words: "seek to."

Response: Registrant has made the requested change.

14)Comment: With respect to the High Yield Bond Portfolio, under "Performance," Staff has requested that the following sentence be deleted: "In addition, the broader market exposure which results from the Index's 2% issuer cap more closely aligns with the Portfolio's investment objective and strategy."

Response: Registrant has made the change as requested.

15)Comment. With respect to the Multi-Sector Bond Portfolio, the Staff cites the following portion of the Principal Investment Strategies section of the summary: "The Portfolio may invest all of its assets in high yield securities subject to a maximum of 10% of its total assets in securities rated below B by Moody's or equivalently rated by S&P or Fitch or, if unrated, determined by the Portfolio's adviser to be of comparable quality (so-called "junk bonds")." Staff comments that the foregoing disclosure characterizes the term "junk bonds" in a manner which does not comport with the standard definition of "junk bonds," which provides that "junk bonds" are securities rated BB+ or lower by Fitch or Ba1 or lower by Moody's. Staff requests that, in order to avoid possible investor confusion, Registrant define "junk bonds" utilizing the commonly-accepted definition and state that the Portfolio may invest all of its assets in high yield securities or junk bonds (citing the definition above) and up to 10% in assets rated below B by Moody's or equivalently rated by S&P or Fitch, or if unrated, determined by the Portfolio's adviser to be of comparable quality.

Response: Registrant has consulted with the sub-adviser to the Portfolio regarding the foregoing language and determined that, in order to avoid potential investor confusion, the disclosure will be modified to remove the parenthetical reference to "junk bonds."

16)Comment: With respect to the Balanced Portfolio and the Asset Allocation Portfolio, Staff notes the reference to investment grade and non-investment grade debt securities set forth in the following portion of the Principal Investment Strategies section for each Portfolio:

"Through its investments in the fixed income Underlying Portfolios, the Portfolio may be exposed to a wide range of fixed income securities with varying durations and maturities, including investment grade and non-investment grade debt securities," Staff requests that Registrant provide additional disclosure which defines the terms "investment grade" and "non-investment grade" debt securities.

Response: Registrant has added additional disclosure to the Principal Investment Strategies section for both the Balanced and Asset Allocation Portfolios to define the terms

"investment grade" and "non-investment grade" debt securities.

17)Comment: With respect to the Balanced Portfolio and the Asset Allocation Portfolio, Staff requests Registrant to consider whether the Geographic Concentration Risk, cited as a Principal Risk for both Portfolios, is an appropriate risk given that the Portfolios operate as a fund of funds.

Response: Registrant has reviewed the "Geographic Concentration Risk" that is cited as a

Principal Risk for the Balanced and Asset Allocation Portfolios and determined to retain this risk. While there does not currently exist, for either Portfolio, a significant level of investment in a single country, a small number of countries, or a particular geographic region that would warrant separate disclosure, Registrant has determined to retain this risk since it may be possible, through a combination of investments in an underlying International Portfolio and other Portfolios of the Fund, to reach a significant level of investment in a single country, a small number of countries, or a particular geographic region. (As noted in the Response to Comment 10 above, Registrant has determined to change the titling of the "Geographic Concentration Risk" to "Geographic Focus Risk" in order to avoid any possible confusion regarding the reference to "concentration.")

18)Comment: With respect to the Balanced and Asset Allocation Portfolios, Staff requests that

Registrant more fully describe the "Mortgage- and Asset-Backed Securities Risk" which is included as a Principal Risk for both Portfolios.

Response: Registrant has enhanced the disclosure related to the "Mortgage- and Asset- Backed Securities Risk" included as a Principal Risk in the summaries for the Balanced and Asset Allocation Portfolios.

19)Comment: Staff cites the following disclosure contained in the section of the statutory prospectus under the heading "Compensation to Broker-dealers and Other Financial Intermediaries": " Neither the Portfolios nor any related companies pay compensation to broker-dealers or other financial intermediaries for the sale of Portfolio shares or related services." Staff requests that Registrant supplementally confirm that the reference to "other financial intermediaries" in the foregoing sentence includes insurance companies.

Response: Registrant hereby supplementally confirms that the reference to "other financial intermediaries" in the sentence referenced above includes insurance companies.

20)Comment: With respect to the "General Information" sub-section of the section of the statutory prospectus titled " More About Investment Strategies and Risks," Staff cites the following sentence: "It also describes other investment strategies that may be used by the

Portfolios from time to time, as well as associated risks." Staff requests Registrant to classify whether the "other investment strategies" that are referenced in the sentence constitute principal or non-principal investment strategies. Staff advises that, if investment strategies are discussed in the statutory prospectus, please distinguish for each Portfolio whether any such strategy is used as a principal or non-principal strategy. Staff advises Registrant that disclosure should conform with SEC guidance set forth in IMGU 2014-08,

"Guidance Regarding Mutual Fund Enhanced Disclosure." Staff encourages placing disclosure regarding non-principal investment strategies in the Statement of Additional Information, and advises that if such strategies are included in the statutory prospectus, Registrant should clearly delineate which Portfolios may use the strategy as a principal investment strategy and which Portfolios utilize the strategy as a non-principal investment strategy.

Response: Registrant has addressed the Staff comment by revising the first paragraph under "More About Investment Strategies and Risks" so that it provides as follows:

"This section contains additional information about the principal investment strategies of the Portfolios and associated risks described in the "PORTFOLIO SUMMARIES" section of this Prospectus. Although one or more Portfolios may employ the strategies described below as principal investment strategies, each other Portfolio may employ such strategies as non-principal strategies, as designated or otherwise denoted below. The Fund's Statement of Additional Information contains more detailed information about the investment strategies, securities and techniques that may be used by the Portfolios."

With respect to the Staff Comment regarding clearly delineating principal versus non- principal investment strategies in the statutory prospectus, Registrant has reviewed each of the strategies addressed in the statutory prospectus and made disclosure modifications as necessary to clarify the strategies that may be used by Portfolios as principal investment strategies.

21)Comment: With respect to the sub-section titled "Special Market Events" under the sub- heading "Investing Risk, In General" in the statutory prospectus, Staff indicates that the sub-section should be updated to reflect market developments related to COVID-19, including recent developments associated with the Federal Reserve's actions with respect to interest rates.

Response: Registrant concurs that COVID-19 has had a significant impact on global economies and the financial and securities markets. Registrant has set forth modified and enhanced disclosure addressing the COVID-19 pandemic in its statutory prospectus in a Rule 497 Supplemental Filing made on the EDGAR system on March 27, 2020. This filing updates the "Special Market Events" sub-section of the Registrant's statutory prospectus, and addresses the coronavirus, its impact on economies and markets, governmental fiscal and monetary policy responses to the pandemic, and recent actions by the Federal Reserve with respect to interest rates, and describes the risks related to the foregoing that may be posed to the Fund and its Portfolios. Registrant will update this disclosure as it determines to be necessary.

22)Comment: In reviewing the "Derivatives" sub-section under the heading "More About Principal Investments Strategies and Risks" in the statutory prospectus, Staff had the following comments:

a)Comment: Staff requests Registrant to address the risks of any derivative investment vehicles in which any Portfolio invests as part of its principal investment strategies and tailor the accompanying risk disclosures so that the risks attributable to the specific derivatives vehicle(s) utilized by the Portfolio are addressed. Staff advises Registrant to ensure that the disclosures adhere to the guidance set forth in the letter from Mr. Barry Miller, Associate Director of the SEC's Office of Legal and Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response: With respect to those Portfolios that disclose the ability to invest in derivative instruments in the Principal Investment Strategies section of their summaries, the Registrant believes that the current disclosures are appropriately tailored to describe the specific types of derivative instruments to be used and the manner and purpose of their uses for the applicable Portfolio. The Registrant has enhanced the risk disclosures for "Derivatives Risk" under "Principal Risks" for the following Portfolios in order to appropriately tailor the description of the risks related to the respective Portfolio's use of derivative instruments: Index 400 Stock, Mid Cap Value, Short-Term Bond, Long-Term U.S. Government Bond, Inflation Protection, Multi-Sector Bond, Balanced and Asset Allocation Portfolios. The Registrant supplementally confirms that it reviewed the guidance as set forth in the letter referenced by the Staff in the Comment.

b)Comment: Staff cites the following sentence under "Leverage Risk" within the sub-

section of the statutory prospectus dealing with "Derivatives": "Certain derivatives have the potential for unlimited loss, regardless of the size of the investment." Staff requests that Registrant appropriately disclose where the foregoing types of derivatives are utilized by individual Portfolios as part of their Principal Investment Strategies.

Response: Registrant confirms supplementally that none of the Portfolios utilizes derivative investments that have the potential for unlimited loss (such as naked call options) as a principal investment strategy.

23)Comment: Staff cites the following sentence in the sub-section under "Equity Securities" under the heading "More About Principal Investment Strategies and Risk" in the statutory prospectus: "To a lesser degree, each of the Portfolios designed to invest primarily in fixed income securities, may invest in common and preferred stocks and other types of equity securities." Staff requests Registrant to please explain supplementally what is meant by the phrase "To a lesser degree".

Response: Registrant has revised the foregoing disclosure to provide as follows: "Each of the Portfolios that invest primarily in fixed income securities (Short-Term Bond, Select Bond, Long-Term U.S. Government Bond, Inflation Protection, High Yield Bond, and Multi-Sector Bond Portfolios, each, a "Fixed Income Portfolio") may invest in common and preferred stocks and other types of equity securities as a principal investment strategy as may be identified in the respective Portfolio's summary, and otherwise as a non- principal investment strategy."

24)Comment: With respect to the sub-section titled "Fixed Income Securities" under the heading "More About Principal Investment Strategies and Risks" in the statutory prospectus, please state that the fixed income securities in which the Portfolios may invest as a principal investment strategy are noted in the summaries for each Portfolio.

Response: Registrant has modified the disclosure language under the sub-section titled "Fixed Income Securities" to address the Staff's comment. Registrant has also updated the representative list of debt securities in which the Fixed Income Portfolios may invest as a principal investment strategy.

25)Comment: Please modify the sentence providing a definition of investment grade and non- investment grade fixed income securities as set forth in "Credit Risk" under the sub-section titled "Fixed Income Securities" within the heading "More About Principal Investment Strategies and Risks" in the statutory prospectus so that the sentence reads as follows: "The

Fund considers a fixed income security to be investment grade if the security is rated investment grade by at least two of the three credit ratings agencies (BBB- or higher by S&P Baa3 or higher by Moody's; BBB- or higher by Fitch) and a security to be non- investment grade (sometimes referred to as "high yield" or "junk") if the security is rated below investment grade by at least two of the three credit ratings agencies (BB+ or lower by S&P Ba1 or lower by Moody's; BB+ or lower by Fitch)."

Response: Registrant has made the change as requested.

26)Comment: Staff references the following sentence set forth under "Foreign Securities" under the heading "More about Principal Investment Strategies and Risks" in the statutory prospectus: "Unless otherwise specified in a Portfolio's investment strategies, each other Portfolio may invest up to 20% of its net assets in foreign securities." Staff advises that a

Portfolio that has not disclosed that it may invest up to 20% of its assets in foreign securities in the Principal Investment Strategies section of its summary prospectus may not reserve the right to invest up to 20% in foreign securities based upon language contained in the statutory prospectus. Please revise the sentence above accordingly.

Response: Registrant has deleted the sentence noted above and replaced it with the following: "Each other Portfolio may invest in foreign securities as a principal investment strategy as may be noted in the summary for such Portfolio, or may otherwise invest in foreign securities as a non-principal investment strategy."

27)Comment: Please address the risk associated with investing in China in the summary and statutory prospectus for any Portfolio that may have significant exposure to China.

Response: Registrant advises that none of the Portfolios has a principal investment strategy of investing in China. Registrant believes that the current disclosures for the International Portfolios (International Growth, Research International Core, International Equity, and Emerging Markets Equity) in the "Principal Investment Strategies" and "Principal Risks" sections of the summaries for the respective Portfolios, appropriately disclose the principal investment strategies and principal risks for the International Portfolios. The level of investment in a specific country or region is a result of the then current investment opportunities identified by a particular Portfolio's sub-adviser. The investment selection process employed by the sub-advisers could at times result in a Portfolio having a relatively high percentage of its assets in a particular country, but this will vary from time to time as a result of where investment opportunities exist. In addition, Registrant notes that the Principal Risks section of the summaries for each of the International Portfolios includes disclosures regarding: "Emerging Markets Risk," "Foreign Investing Risk" and "Geographic Concentration Risk" (now renamed "Geographic Focus Risk") as Principal Risks.

Registrant has added disclosures to the statutory prospectus specifically addressing "Asian Investing Risk" and "China Risk," which such disclosures provide as follows:

"Asian Investing Risk. Certain of the Portfolios may invest a significant portion of their assets in Asian securities, and those Portfolios may be more volatile than a Portfolio that is broadly diversified geographically. Such investments are subject to general economic and political conditions in Asia and the Asia region may be subject to a greater degree of economic, political and social instability than is the case in the U.S. and Europe. Many Asian countries can be characterized as emerging markets or newly industrialized and tend to experience more volatile economic cycles than developed countries and are subject to the risks described above under "Emerging Markets Risk." Many countries in Asia have historically experienced political uncertainty, corruption, military intervention, social unrest and natural disasters.

Investing in Asian companies could be adversely affected by major hostilities in the region. If a military conflict or the perception of such a conflict occurs, it could affect many aspects of the region's economy, which may subject a Portfolio to increased volatility. Many Asian countries are dependent on the economies of the U.S. and Europe as key trading partners. Reduction in spending on products and services or changes in the U.S. or European economies or their relationships with countries in the region may cause an adverse impact on the regional economy, which may have a negative impact on a Portfolio's investments. Most of the securities markets of Asia have substantially less volume than markets in the U.S., and equity and debt securities of most companies in Asia are less liquid and more volatile than equity and debt securities of U.S. companies of comparable size. In addition, Asia has historically depended on oil for most of its energy requirements. Almost all of its oil is imported. In the past, oil prices have had a major impact on the Asian economy. Further, the Asian region has in the past experienced earthquakes, mud slides and tidal waves of varying degrees of severity (e.g., tsunami), and the risks of such phenomena, and the damage resulting from natural disasters, continue to exist.

China Investing. In addition to the risks of investing in foreign securities, and the risks of emerging markets and Asian investing as described above, investing in China presents additional risks. Additional risks associated with investments in China and Hong Kong include exposure to currency fluctuations, less liquidity, expropriation, confiscatory taxation, nationalization, exchange control regulations (including currency blockage) and differing legal standards. Any spread of an infectious illness, public health threat or similar issue could reduce consumer demand or economic output, result in market closures, travel restrictions or quarantines, and generally have a significant impact on the Chinese economy, which in turn could adversely affect a Portfolio's investments. Inflation and rapid fluctuations in inflation and interest rates have had, and may continue to have, negative effects on the economies and securities markets of China or Hong Kong. The Chinese government could, at any time, alter or discontinue economic reform programs implemented many years ago and could return to the prior, completely centrally planned, economy. Military conflicts, either in response to internal social unrest or conflicts with other countries, are an ever present consideration. The adoption or continuation of protectionist trade policies by one or more countries (including the U.S.) could lead to decreased demand for Chinese products and have an adverse effect on the Chinese securities markets. The current political climate has intensified concerns about heightened trade tensions between China and the United States, as each country has recently imposed tariffs on the other country's products. These actions may result in a significant reduction in international trade, the oversupply of certain manufactured goods, substantial price reductions of goods and possible failure of individual companies and/or large segments of China's export industry, which could have a negative impact on a Portfolio's performance. U.S. companies that source material and goods from China and those that make large amounts of sales in China would be particularly vulnerable to an escalation of trade tensions. Developments regarding the course and impact of changing trade policies between the U.S. and China are difficult to predict and it is unclear whether further tariffs may be imposed or other escalating actions may be taken in the future.

Chinese authorities may intervene in the China securities market and halt or suspend trading of securities for short or even longer periods of time. Recently, the China securities market has experienced considerable volatility and been subject to relatively frequent and extensive trading halts and suspensions. These trading halts and suspensions have, among other things, contributed to uncertainty in the markets and reduced the liquidity of the securities subject to such trading halts and suspensions, which could include securities held by the Portfolios."

28)Comment: With respect to the "Special European Financial Markets and "Brexit" Risk" set forth in the "Foreign Securities" sub-section under "More About Principal Investment Strategies and Risks," in the statutory prospectus, please include a summary of this risk factor in the summary prospectus for any Portfolio that has significant exposure to either the UK or the European Union.

Response: Registrant advises that none of the Portfolios has a principal investment strategy of investing in the UK or the countries of the European Union. The level of investment in a specific country or region is a result of the then current investment opportunities identified by a particular Portfolio's sub-adviser. The investment selection process employed by the sub-advisers could at times result in a Portfolio having a relatively high percentage of its assets in a particular country or region, but this will vary from time to time as a result of where investment opportunities exist, or, depending on the particular Portfolio, the constituent holdings and allocations of its benchmark index.

29)Comment: Please modify the sentence providing a definition of a non-investment grade debt security as set forth in the sub-section titled "High Yield Bonds" under the heading

"More About Principal Investment Strategies and Risks" in the statutory prospectus, so that the sentence, as modified, reads as follows: "The Fund considers a debt security to be "high yield," or non-investment grade (sometimes referred to as "junk bonds"), if the debt security is rated below investment grade by at least two of the three credit ratings agencies used by the Fund (BB+ or lower by S&P Ba1 or lower by Moody's; BB+ or lower by Fitch), or if unrated, determined by the Portfolio's Adviser or Sub-Adviser to be of comparable quality."

Response: Registrant has made the change as requested.

30)Comment: Please revise the definition of the term "illiquid investment" as set forth in Registrant's statutory prospectus to conform with the definition of the term as set forth in Rule 22e-4.

Response: Registrant addresses "Illiquid Investments" under the heading "More About Principal Investment Strategies and Risks" in the statutory prospectus. Registrant has modified the disclosure setting forth the definition of "illiquid investment" to provide as follows:

"An illiquid investment means any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment, as determined pursuant to the provisions of Rule 22e-4."

31)Comment: With respect to the section on the "LIBOR Reference Rate" under the heading "More About Principal Investment Strategies and Risks" in the statutory prospectus, Staff had the following comments:

a)Comment: Please identify those Portfolios which hold debt securities and other financial instruments that utilize LIBOR as their reference or benchmark rate.

Response: Registrant has modified the disclosure related to "LIBOR Reference Rate" to state that any of the Fixed Income Portfolios may invest in instruments that utilize LIBOR as a reference benchmark rate. Registrant has also relocated the

"LIBOR Reference Rate" disclosure so that it follows the disclosure regarding "Market Developments" under the section on "Fixed Income Securities," and is properly positioned as a disclosure whose subject matter is relevant to the fixed income investing market and not positioned as a separate investment strategy.

b)Comment: A summary of this risk factor should be included as a Principal Risk for any Portfolio that has significant exposure to instruments that utilize LIBOR for their reference rate.

Response: Registrant has consulted with the various sub-advisers responsible for managing the Fixed Income Portfolios regarding the risks associated with investing in instruments that utilize LIBOR as a reference rate, including the anticipated risks that may be associated with transitioning from LIBOR to a substitute or successor benchmark rate. None of the sub-advisers view the LIBOR-related risks as a Principal Risk for the Portfolios they manage, and Registrant concurs that any such risks do not represent a Principal Risk for the Fixed Income Portfolios. Based upon this conclusion, Registrant believes that it is appropriate and sufficient to address the LIBOR reference rate transition risks by relying upon disclosure set forth in the statutory prospectus.

c)Comment: Please tailor the risk disclosure to describe how the expected termination of LIBOR could affect Portfolio investments, including:

i)If the Portfolios will invest in instruments that pay interest at floating rates based on LIBOR that do not include fallback provisions addressing how rates will be determined, how will the liquidity of these instruments be affected; and

ii)How the transition to a successor rate will impact the value of investments that reference LIBOR held in any Portfolio.

Response: As set forth in the response to Comment 31 b) above, Registrant has concluded that the risks related to the transition from the LIBOR reference rate to a substitute or successor benchmark rate do not constitute principal risks for the Portfolios of the Fund that invest in such instruments, and believes that it is appropriate and sufficient to address the LIBOR reference rate transition risk by relying upon disclosure set forth in the statutory prospectus. Registrant has enhanced and updated the description of the risks addressed in the "LIBOR Reference Rate" disclosure in the statutory prospectus.

32)Comment: Staff had the following comments on disclosures related to Senior Loans, as referenced in Registrant's statutory prospectus under "Senior Loan Risk" within the section on "Loans and Other Direct Debt Instruments" under the heading, "More About Principal Investment Strategies and Risks":

a)Comment: If an investment in senior loans in any Portfolio would be considered

"speculative" (as referenced in Registrant's disclosures in the statutory prospectus under "Senior Loan Risk") please disclose this in the summary prospectus for any Portfolio that invests in senior loans as a principal investment strategy.

Response: Registrant has added disclosure to this effect in the Multi-Sector Bond Portfolio's summary prospectus.

b)Comment: If any of the senior loans are "covenant-lite," please add appropriate risk disclosure related to such loans.

Response: Registrant has supplemented the risk disclosure for "Loan Risk" in the summary for the Multi-Sector Bond Portfolio to reflect risks associated with covenant-lite senior loans. Registrant has also enhanced the disclosure in the statutory prospectus related to "Senior Loans" to address risks for covenant-lite senior loans.

33)Comment: Please update the reference to and description of the risks related to Build

America Bonds under "Risks of Investing in Municipal Securities" in the section on

"Municipal Securities" under "More About Principal Investment Strategies" in the statutory prospectus.

Response: Registrant has updated the reference to, and description of, Build America Bonds in the statutory prospectus as requested.

34)Comment: Staff had the following comments with respect to "Real Estate Investment Trusts (REITS)" under the section "More About Principal Investment Strategies and Risks," in the statutory prospectus:

a)Comment: Please supplementally explain what is meant by the statement that the equity Portfolios may invest in real estate investment trusts "as part of their investment strategies."

Response: Registrant has revised the relevant portion of the disclosure related to REITs as set forth in the statutory prospectus so that it reads, in pertinent part, as follows:

"The Small Cap Value Portfolio, may invest in real estate investment trusts, or REITs, as a principal investment strategy, while the other Portfolios may invest in REITs as a non-principal investment strategy."

b)Comment: If REITS constitute a principal investment strategy of any of the "other Portfolios" referenced in this section, please disclose this in the appropriate summary prospectus for any such Portfolio, along with a description of the related risks.

Response: See Registrant's response to Comment 34 a) above. The Small Cap Value Portfolio's summary section includes a "REITs Risk" as a separate Principal

Risk.

c)Comment: Please supplementally explain what is meant by the phrase " to a more limited extent" contained in the following sentence: "The other Portfolios may invest in REITS to a more limited extent."

Response: See Registrant's response to Comment 34 a) above.

35)Comment: Please confirm that the following investment types, which are identified in the statutory prospectus under "Non-Principal Investment Strategies and Risks," are appropriately referenced as either principal investment strategies or non-principal investment strategies: "Delayed Funding Loans and Revolving Credit Facilities," and "Reverse Repurchase Agreements, and Dollar Rolls and Other Borrowings" and modify the prospectus disclosures accordingly.

Response: Following a review of the Principal Investment Strategies for the Portfolios,

Registrant has updated the cited disclosure by removing the reference to "Reverse Repurchase Agreements, and Dollars Rolls and Other Borrowings." In addition, Registrant has also updated the list of representative debt securities cited as principal investment strategies for the Fixed Income Portfolios under "Fixed Income Securities" in the statutory prospectus to delete the reference to "Delayed Funding Loans and Revolving Credit Facilities" so that the two disclosures are consistent.

36)Comment: With respect to the agreements referenced under "Expense Limitation and Advisory Fee Waiver Agreements" in the statutory prospectus, please add disclosure to state, if accurate, that no Portfolio will be required to reimburse Mason Street Advisors for any amounts waived or paid by the adviser pursuant to these agreements.

Response: Registrant has added disclosure to state that there are no arrangements currently in place whereby any of the Portfolios would be required to reimburse Mason Street Advisors for any fee amounts waived or expenses reimbursed pursuant to the foregoing agreements.

37)Comment: Staff cites the following sentence contained in "Buying and Selling Shares"

under the section "INVESTING IN THE PORTFOLIOS" in the statutory prospectus: "The

Fund reserves the right in its sole discretion to determine whether to satisfy redemption requests by making payment in securities (known as redemption in kind)." Staff requests Registrant to either supplementally explain how an insurance separate account can accept an in-kind redemption, or delete the disclosure language related to in-kind redemption.

Response: Each Portfolio of the Fund is used solely for funding variable annuity contracts and variable life insurance policies sold by Northwestern Mutual. Accordingly, shares of the Portfolios are only offered to Northwestern Mutual and its separate accounts. Currently, all of the outstanding shares of each Portfolio of the Fund are held by Northwestern Mutual for its separate accounts (either directly or indirectly through one or more underlying portfolios operating as affiliated fund of funds) used for funding these variable annuity contracts and variable life insurance policies. From time to time, however, Northwestern Mutual invests seed money in a Portfolio through its general account, which has the ability to receive an in-kind redemption. Accordingly, each Portfolio has reserved the right to redeem in kind rather than in cash and has adopted separate policies and procedures governing in-kind redemptions to its affiliated shareholder, Northwestern Mutual. Based on the foregoing, Registrant believes the current disclosure relating to in- kind redemptions is warranted.

38)The following comments relate to the Registrant's Statement of Additional Information

("SAI"):

a)Comment: Please add disclosure that, for purposes of interpreting fundamental investment policy number 1, the Fund will consider the investments of other investment companies in which a Portfolio invests.

Response: The Registrant will periodically monitor the level of industry exposures that exists through a Portfolio's investment in other investment companies.

Registrant notes supplementally that current investment levels in other unaffiliated investment companies do not pose a substantial risk of industry concentration.

With respect to investments by the Registrant's Balanced and Asset Allocation Portfolios in other Portfolios of the Series Fund (the "Underlying Portfolios"), the

Registrant is aware of the potential for increased exposure to a particular industry or group of industries, and takes that into consideration when making allocation decisions among the Underlying Portfolios and assessing compliance with concentration. The Registrant notes supplementally that, as a matter of practice: i) The Registrant monitors the level of industry exposures at the Underlying Portfolio level; and ii) On a quarterly basis the Registrant determines the level of industry exposures in the Balanced and Asset Allocation Portfolios by identifying the percentage of the Portfolio invested in each Underlying Portfolio, aggregating the holdings of the Underlying Portfolios on an industry basis, and based on ownership in the Underlying Portfolios, calculating the industry-based investment exposure levels as a percentage of Portfolio assets. Based on the foregoing, Registrant believes that it has procedures sufficient to monitor for the potential for concentration in an industry or group of industries based on a Portfolio's investment in other investment companies, and respectfully declines to add disclosure on this topic as Registrant believes it to be unnecessary.

b)Comment: In the section titled "Approval of the Investment Advisory Agreement" please add a reference to the sub-advisory agreements in place with the Fund's sub- advisers to the first sentence, if accurate.

Response: Registrant has added a reference to the sub-advisory agreements as requested.

c)Comment: In the SAI section titled, "Disclosure of Publicly Available Holdings Information," please revise and update the description related to the Form N-PORT requirements and associated filings, and affirm that the Portfolios are following the required schedule for such filings.

Response: Registrant has updated the Form N-PORT disclosure language as required. Registrant supplementally confirms that it is following the prescribed schedule and filing requirements related to Form N-PORT.

d)Comment: The Staff notes the following sentence in the section of the SAI titled:

"ORGANIZATION AND CAPITAL STOCK": "Shares may be redeemed only for cash, except that capital stock of any class may be redeemed in kind with assets of the Portfolio to which the class relates if the directors deem such action desirable." Staff ask Registrant to either supplementally confirm how a Portfolio can facilitate redemption in-kind to an insurance company separate account or delete the disclosure.

Response: Each Portfolio of the Fund is used solely for funding variable annuity contracts and variable life insurance policies sold by Northwestern Mutual. Accordingly, shares of the Portfolios are only offered to Northwestern Mutual and its separate accounts. Currently, all of the outstanding shares of each Portfolio of the Fund are held by Northwestern Mutual for its separate accounts (either directly or indirectly through one or more underlying Portfolios operating as affiliated fund of funds) used for funding these variable annuity contracts and variable life insurance policies. From time to time, however, Northwestern Mutual invests seed money in a Portfolio through its general account, which has the ability to receive an in-kind redemption. Accordingly, each Portfolio has reserved the right to redeem in kind rather than in cash and has adopted separate policies and procedures governing in-kind redemptions to its affiliated shareholder, Northwestern Mutual. Based on the foregoing, Registrant believes the current disclosure relating to in-kind redemptions is warranted.

e)Comment: With respect to the list of service providers that receive portfolio holdings, please provide, with respect to PriceWaterhouseCoopers, information related to the frequency and time lag for the holdings information that is provided by the Fund.

Response: Registrant has addressed the comment by providing the requested information.

39)Staff had the following comments related to Registrant's Part C:

a)Comment: If Part C is filed on EDGAR, then as required pursuant to the FAST Act, please provide hyperlinks to each exhibit identified, as well as to any exhibit referenced in the Registration Statement.

Response: Registrant has made the change to add the hyperlinks as requested.

b)Comment: Please file any updated fee waiver agreements that may be effective.

Response: Registrant will file updated fee waiver agreements in Part C in connection with its 485(b) filing.

c)Comment: Please provide specific information as required by Item 31 of Form N- 1A for Mason Street Advisors, or incorporate the relevant information by reference to the Mason Street Advisors' Form ADV.

Response: Registrant has addressed the Form N-1A requirement as requested.

The Registrant believes that the changes and modifications set forth in this correspondence are responsive to and adequately address the comments provided by the Staff. Please call the undersigned at (414) 665-6437, or Lesli H. McLinden at (414) 665-6137, with any questions or comments about this filing.

Regards,

/s/ David B. Kennedy

David B. Kennedy

Assistant General Counsel

Northwestern Mutual